

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number 333-75362

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Contractor Services, Inc. Hourly 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

This manually signed Form 11-K consists of 14 pages.
The exhibit index appears on page 13.



MASCO CONTRACTOR SERVICES, INC. HOURLY 401(k) PLAN

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Masco Contractor Services, Inc. Hourly 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Masco Contractor Services, Inc. Hourly 401(k) Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 24, 2004

MASCO CONTRACTOR SERVICES, INC. HOURLY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

ASSETS

Investments, at fair value:	2003	2002
Mutual funds	$12,540,957	$ 9,658,966
Company stock fund	1,229,872	763,898
Participant loans receivable	752,214	592,404
Total investments	14,523,043	11,015,268
Receivables:		
Employer contributions	26,756	7,690
Participant contributions	112,846	32,631
Total receivables	139,602	40,321
NET ASSETS AVAILABLE FOR BENEFITS	$14,662,645	$11,055,589

The accompanying notes are an integral part of the financial statements.

MASCO CONTRACTOR SERVICES, INC. HOURLY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2003

Additions:	
Investment activity:	
Net appreciation in fair value of investments	$ 1,859,931
Interest and dividend income	210,656
Total investment activity	2,070,587
Participant contributions	1,616,866
Employer contributions	382,858
Net transfers into Plan (Note A)	739,580
Total additions	4,809,891
Deductions:	
Benefit payments	1,197,423
Other, net	5,412
Total deductions	1,202,835
Net increase	3,607,056
Net assets available for benefits:	
Beginning of year	11,055,589
End of year	$ 14,662,645

The accompanying notes are an integral part of the financial statements.

MASCO CONTRACTOR SERVICES, INC. HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan:

The following description of the Masco Contractor Services, Inc. ("Company") Hourly 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. *General.* The Plan is a defined contribution plan covering hourly employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2. *Contributions.* Generally, participants may contribute up to 50 percent (varying by division or subsidiary) of their pretax annual compensation, as defined in the Plan. Participants may also make rollover contributions representing distributions from other employers' tax-qualified plans. Participants may direct contributions in one percent increments in any of 21 investment options. These options include professionally managed mutual funds and the Masco Corporation Company Stock Fund, and vary in their respective strategies, risks and goals. Participants may change their investment options daily. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting.* Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon.

5. *Participant Loans Receivable.* Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-15 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the Prime Rate on the date of application for the loan. Principal and interest is paid ratably through monthly payroll deductions.

6. *Payment of Benefits.* Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single lump-sum payment.

MASCO CONTRACTOR SERVICES, INC. HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

A. **Description of Plan,** concluded:

7. *Forfeited Employer Contributions*. At December 31, 2003, forfeited nonvested employer contributions totaled $976 and will be used to reduce future employer contributions and plan fees.

Effective October 31, 2003, the INVESCO Select Income Fund merged into the AIM Income Fund.

During 2003, several transfers were executed within the Masco Contractor Services, Inc. Salaried and Hourly 401(k) Plans and the Masco Corporation Salaried 401(k) Plan in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets into the Plan amounted to $739,580.

B. **Accounting Policies:**

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services using quoted market prices at December 31, 2003 and 2002.

B. **Accounting Policies,** concluded:

Investment transactions are reflected on a trade-date basis. Realized gains and losses on investments are based on average cost. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

C. **Investments:**

The following investments represent five percent or more of the Plan's net assets at December 31, 2003 and 2002.

	2003	2002
INVESCO Dynamics Fund, 57,332 and 49,127 shares, respectively	$ 845,078	$ 523,894
Fidelity Magellan Fund, 11,403 and 9,001 shares, respectively	$ 1,114,562	$ 711,145
Fidelity Retirement Government Money Market Portfolio, 3,710,710 and 3,497,381 shares, respectively	$ 3,710,710	$ 3,497,381
Fidelity Intermediate Bond Fund, 80,582 and 64,907 shares, respectively	$ 859,000	$ 696,421
Fidelity Equity Income II Fund, 44,139 and 45,030 shares, respectively	$ 1,005,479	$ 783,071
Masco Corporation Common Stock Fund, 133,682 and 107,591 shares, respectively	$ 1,229,872	$ 763,898

During 2003, the Plan's investments (including gains and losses on investments sold during the year, as well as investments held at year-end) appreciated in value by $1,859,931 as follows:

Mutual Funds	$ 1,611,906
Masco Corporation Company Stock Fund	248,025
	$ 1,859,931

D. **Income Tax Status:**

The Internal Revenue Service determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E. Plan Termination:

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. At the date of any such termination, the Administrative Committee of the Masco Contractor Services, Inc. Hourly 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses, which will be prorated among the participants' accounts.

F. Subsequent Event:

Effective May 1, 2004, the Credit Suisse Emerging Growth Fund changed its name to the Credit Suisse Mid-Cap Growth Fund.

MASCO CONTRACTOR SERVICES, INC. HOURLY 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Founders Asset Management, Inc.	Dreyfus Founders Growth Fund 47,958 shares	$ 471,425
*	INVESCO Funds Group, Inc.	INVESCO Dynamics Fund 57,332 shares	845,078
*	Franklin Templeton Group of Funds	Templeton Developing Markets Trust 5,258 shares	78,812
*	Credit Suisse Asset Management	Credit Suisse Emerging Growth Fund 10,438 shares	286,012
		Credit Suisse International Focus Fund 8,038 shares	85,119
*	AIM Capital Management, Inc.	AIM Income Fund 42,441 shares	283,930
*	Fidelity Institutional Retirement Services Company	Fidelity Fund 23,361 shares	655,989
		Fidelity Magellan Fund 11,403 shares	1,114,562
		Fidelity Intermediate Bond Fund 80,582 shares	859,000
		Fidelity Independence Fund 36,556 shares	587,085
		Fidelity Overseas Fund 13,653 shares	429,128
		Fidelity Low-Priced Stock Fund 14,171 shares	495,700
		Fidelity Equity Income II Fund 44,139 shares	1,005,479

MASCO CONTRACTOR SERVICES, INC. HOURLY 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2003

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Fidelity Institutional Retirement Services Company, concluded	Fidelity Retirement Government Money Market Portfolio 3,710,710 shares	3,710,710
		Spartan® U.S. Equity Index Fund 10,007 shares	394,388
		Fidelity Freedom Income Fund® 7,930 shares	87,944
		Fidelity Freedom 2000 Fund® 7,681 shares	90,482
		Fidelity Freedom 2010 Fund® 12,770 shares	166,260
		Fidelity Freedom 2020 Fund® 29,391 shares	382,672
		Fidelity Freedom 2030 Fund® 39,474 shares	511,182
		Masco Corporation Company Stock Fund 133,682 shares	1,229,872
	Participant Loans	Ranging 1-15 years maturity with Rates of Interest, 4.0% - 10.5%	752,214
			$ 14,523,043

* These investments are with a party-in-interest.

MASCO CONTRACTOR SERVICES, INC. HOURLY 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Contractor Services, Inc. Hourly 401(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Contractor Services, Inc. Hourly 401(k) Plan

Date: June 24, 2004

By: /s/ Timothy Wadhams

Timothy Wadhams
Senior Vice President and Chief Financial Officer
Authorized Signatory

MASCO CONTRACTOR SERVICES, INC. HOURLY 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-75362) of Masco Corporation of our report dated June 24, 2004 relating to the financial statements of Masco Contractor Services, Inc. Hourly 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 24, 2004